[Northwestern Mutual Letterhead]

December 15, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-0102

Re:	Northwestern Mutual Variable Life Account II
1933 Act Pre-Effective Amendment No. 1
Form N-6 File Nos. 333-136308 and 811-21933
CIK No. 0000790162

Ladies and Gentlemen:

On behalf of the Northwestern Mutual Variable Life Account II (the “Account”), this letter sets forth the representations requested by the Commission Staff with respect to the above-referenced filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Pre-Effective Amendment No. 1 to Form N-6 Registration Statement filed with the Commission on December 15, 2006;

•	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ TERRY R. YOUNG
Terry R. Young
Assistant General Counsel and Assistant Secretary